Atento Reports Fiscal 2019 Fourth Quarter and Full-Year Results

Multisector growing 2x the market leads to a record sales year

Transformation plan gained additional momentum with continued positive EBITDA trend

NEW YORK, March 3, 2020 -- Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its fourth-quarter and full-year operating and financial results for the period ending December 31, 2019. All comparisons in this announcement are year-over-year (YoY) and in constant-currency (CCY), unless noted otherwise, and may differ from the 6-K due to certain intra-group eliminations.

Q4 2019 highlights

13.9% Multisector growth in Q4 drove a 4.8% YoY increase in consolidated revenue

•   Multisector growth in all regions: 6.3%, 27.3% and 9.8% in Brazil, Americas and EMEA, respectively

•   Born-digital companies and healthcare providers drove Multisector growth in Brazil, while higher volumes from new and existing contracts drove Multisector sales up in the Americas

Run rate EBITDA increased 3.3% YoY in the quarter reflecting better mix revenue expansion

•   Normalized Adjusted EBITDA margin expanded 50 bps and 40 bps in Brazil and Americas, respectively

FCF of $41.0 million, reflecting improved working capital

•   Historical positive seasonality in the quarter

•   Collection recovery from a specific renegotiated contract, as noted on previous earnings call

1.3 million shares repurchased in Q4 for $3.4 million, demonstrating management confidence in the transformation plan and prospects of the business

Full Year 2019 highlights

7.5% Multisector growth in 2019 drove a within guidance 2.1% YoY increase in consolidated revenue

•   Multisector growth in all regions: 6.4%, 9.4% and 10.3% in Brazil, Americas and EMEA, respectively

•   Born-digital companies and healthcare providers drove multisector growth in Brazil, while higher volumes from new and existing contracts drove Multisector sales in the Americas

•   Multisector accounted for 64.7% of total revenue in FY 2019, a 370bps increase

•   A record sales year: 45% YoY growth in New In-Year Revenues with better profitability

EBITDA improving sequentially throughout the year

•   Positive trend reflecting better revenue mix and operational improvements initiatives

•   Programs returned to clients in Brazil in 2H19 expected to contribute ~100bps in Adjusted EBITDA margin of the country in 2020

Operating cashflow of $52.7 million helping to fund transformation plan and return to shareholders

•   Impact from extraordinary items related to transformation plan that will lead to improved profitability in 2020

•   $14.9 million to consolidate the minority stakes that the company did not have in Interfile and RBrasil

•   FCF of -$9.6 million

4.4 million shares repurchased in 2019 for $11.1 million, demonstrating management confidence in the transformation plan and prospects of the business

Summarized Financials

($ in millions except EPS)	Q4 2019	Q4 2018	CCY Growth	FY 2019	FY 2018	CCY Growth
Income Statement
Revenue	417.2	421.8	4.8%	1,707.3	1,818.2	2.1%
EBITDA (1)	20.7	39.0	-41.1%	153.4	184.8	-9.9%
EBITDA Margin	5.0%	9.2%	-4.3p.p.	9.0%	10.2%	-1.2p.p.
Net Income (2)	(29.6)	15.0	n.m.	(80.7)	20.5	n.m.
Recurring Net Income (2)	(13.5)	15.7	n.m.	(23.9)	57.2	-128.7%.
Earnings Per Share (2)	(0.42)	0.20	n.m.	(1.11)	0.28	n.m.
Recurring Earnings Per Share (2)	(0.19)	0.21	n.m.	(0.32)	0.77	-128.7%
Cash flow, Debt and Leverage
Free Cash Flow (3)	44.2	45.2		52.7	88.8
Cash and Cash Equivalents	124.7	133.5
Net Debt	595.9	326.2
Leverage (x)	3.9	1.8

(1)       EBITDA is defined as profit/ (loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/ (loss) for the year/period from continuing operations.

(2)       Reported Net Income and Earnings per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings per Share refer only to continuing operations. Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,841,447 and 69,893,848 for the three months ended in December 31, 2018 and 2019, respectively. 73,841,447 and 72,622,844, as of for the year ended December 31, 2018 and 2019

(3)       We define Free Cash Flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses.

Message from the CEO and CFO

Carlos López-Abadia, Atento’s Chief Executive Officer, commented, “Among our encouraging fourth quarter results was robust multisector revenue growth across all regions, demonstrating that our Three Horizon Plan continues to gain traction with improved overall results quarter after quarter. Having completed my first year as Atento’s CEO, I am also encouraged to see colleagues at all levels of our company starting to absorb the cultural changes we have been realizing under our extensive transformation plan. That includes making some tough decisions, such as returning client programs that are no longer profitable or not aligned with our long-term growth strategy. We are confident that this and other measures we have been taking will lead to improved profitability quarter after quarter in 2020 and expect such progress to be reflected in Atento’s share price.”

José Azevedo, Atento’s Chief Financial Officer said “I have just completed my first 100 days at Atento. I am very excited about the future of the company and glad to be part of this team that is building a strong foundation to lead the next generation CX. I have been implementing a number of changes in Atento’s finance department to help changing the culture of the company to increasingly focus at improving cashflow and profitability. I am confident we have the strategy and tools to maximize shareholder return over the long term.”

Fourth Quarter and Full-Year Consolidated Operating Results

Consolidated revenue increased 4.8% to $417.2 million in the fourth quarter of 2019, with Multisector sales up 13.9% growing across all regions, while Telefónica revenue decreased 12.3%, reflecting the decision to return programs that are not aligned with the company’s long-term strategy. In Brazil, total revenue declined 1.2%, impacted by returned Telefónica programs, while Multisector sales grew 6.3%, mainly among born-digital and healthcare clients.  Multisector sales in the Americas increased 27.3% on higher volumes in both existing and new contracts, while EMEA Multisector sales rose 9.8%, reflecting higher volumes in new programs acquired from existing clients during the year. Fourth quarter Telefónica sales decreased 12.3%, reflecting a 19.0% decline in Brazil from the returned programs, and also lower volumes in Peru, Chile and Spain, which led to a 7.6% decrease in the Americas and an 8.8% decline in EMEA.

For the year ended December 31, 2019, consolidated revenue increased 2.1%, in line with guidance, to $1,707.3 million, with Multisector sales up 7.5%, further diversifying revenue and accounting for 64.7% of annual sales, a 370 basis point expansion of share. Revenues from Telefónica decreased 6.4%. By region, Brazil revenue grew 2.1%, while Americas and EMEA revenues increased 2.8% and 2.0%, respectively.

In the fourth quarter of 2019, reported EBITDA decreased 41.1% YoY to $20.7 million and included (i) negative $11.6 million of extraordinary items related to the transformation plan, (ii) a non-cash $30.9 million impairment charge to Goodwill in Argentina, related to the economic crisis and hyperinflation in that country and (iii) a $17.9 million positive effect related to IFRS16. The normalized EBITDA margin decreased 40 basis points to 10.9%, due to lower Telefónica volumes, mainly in Peru, Chile and EMEA. In Brazil, the Americas and EMEA, normalized adjusted EBITDA margin was 14.4%, 9.0% and 7.6%, respectively.

For full-year 2019, reported EBITDA decreased 9.9% to $153.4 million, and includes the $30.9 million impairment in Argentina. Excluding this effect, EBITDA margin was 10.8%, slightly below the guidance of 11.0% to 12.0%. This result reflects a very difficult first half of 2019, including less profitable programs with telcos (that were discontinued in the second half of the year) in addition to $29.7 million in extraordinary items related to the transformation plan.

Reported earnings per share was negative $0.42 in the fourth quarter of 2019, with recurring EPS of positive $0.21 when excluding the aforementioned extraordinary items and impairment charge in Argentina. For the year, reported EPS was negative $1.11 and includes $0.51 from tax settlement in Spain, while recurring EPS was positive $0.22 when excluding the extraordinary items related to the transformation plan and the impairment in Argentina.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

($ in millions)	Q4 2019	Q4 2018	CCY growth	FY 2019	FY 2018	CCY growth
Brazil Region
Revenue	194.8	213.2	-1.2%	827.3	877.7	2.1%
Adjusted EBITDA	29.8	29.5	7.9%	111.7	99.4	21.1%
Adjusted EBITDA Margin	15.3%	13.9%	1.4 p.p	13.5%	11.3%	2.2p.p.
Operating Income/(loss)	(4.7)	4.1	N.M.	(18.0)	(1.4)	N.M.
Americas Region
Revenue	167.0	150.6	15.5%	660.1	708.7	2.8%
Adjusted EBITDA	(11.2)	6.7	N.M.	32.4	73.5	-51.9%
Adjusted EBITDA Margin	(6.7)%	4.5%	N.M.	4.9%	10.4%	-5.5p.p.
Operating Income/(loss)	(16.7)	7.3	N.M.	(25.9)	13.9	N.M.
EMEA Region
Revenue	57.4	59.8	-1.1%	232.8	240.9	2.0%
Adjusted EBITDA	4.1	2.8	49.5%	21.8	19.5	18.3%
Adjusted EBITDA Margin	7.1%	4.7%	2.5p.p.	9.4%	8.1%	1.3p.p.
Operating Income/(loss)	(22.3)	(1.4)	N.M.	(22.2)	-	N.M.

Brazil

Revenue at Atento’s flagship operation decreased 1.2% to $194.8 million in the fourth quarter of 2019. Born-digital and healthcare clients primarily drove Multisector sales 6.3% higher during the quarter and 2.8% sequentially, while returned programs resulted in an 19.0% decrease in Telefónica revenue. These verticals also accounted for a 6.4% increase in full-year Multisector revenue, representing 72.6% of total revenue, a 290 basis-point year-over-year expansion. This increase was partially offset by a 7.7% decline in annual Telefónica revenue, due to the returned programs. For the year, revenue increased 2.1%.

Reported Adjusted EBITDA was $29.8 million, up 7.9% versus fourth quarter 2018, while the corresponding margin was 15.3%. Excluding the effects of IFRS16 and extraordinary items, the normalized adjusted EBITDA margin was 14.4%, up 50 basis points due to higher margins with born-digital and healthcare clients.

For the year, the normalized Adjusted EBITDA margin was 11.1%, 20 basis points below the 2018 margin, due to lower margin programs with telco programs during the first six months of the year. The return of these programs is expected to contribute ~100 basis points in Adjusted EBITDA margin in 2020.

Americas Region

Fourth quarter 2019 revenue in the Americas region increased 15.5% year-over-year to $167.0 million, with Multisector growth accelerating to 27.3% during this period. Multisector revenue growth was mainly driven by higher volumes from new and existing contracts, mostly in Mexico and Colombia. Telefónica sales in the fourth quarter decreased 7.6%, due to lower volumes in Chile and Peru.

For full-year 2019, revenue in the Americas increased 2.8% to $660.1 million, with Multisector revenue increasing 9.4% to 63.2% of the region’s sales, a 470 basis-point gain. The increase in Multisector sales was due to the same dynamics in Mexico and Colombia. Telefónica revenues decreased 6.9% during the year, mostly due to lower volumes in Peru and Chile.

Reported Adjusted EBITDA in the fourth quarter was a negative $11.2 million, with a corresponding margin of negative 6.7%. Excluding the aforementioned extraordinary items and impairment charge in Argentina, as well as the effect of IFRS16, the Adjusted EBITDA margin would have increased 40 basis points to 9.0%, which is below potential given some of the new programs in Mexico and Colombia are still ramping up.

For the year, Adjusted EBITDA in the Americas was $32.4 million, compared with $73.5 million in 2018. Over the same period, the normalized Adjusted EBITDA margin decreased 110 basis points to 8.9%, due to lower Telefónica volumes in Peru and Chile and to the ramping up of new programs in Mexico and Colombia.

EMEA Region

Revenue in the EMEA region declined 1.1% to $57.4 million in the fourth quarter of 2019. A 9.8% increase in Multisector sales, reflecting higher volumes in programs acquired with existing clients throughout the year, was more than offset by an 8.8% decrease in Telefónica revenues in the region.

Full-year revenue increased 2.0% on Multisector growth of 10.3% that reflects the fourth quarter dynamics, partially offset by a 3.5% decrease in Telefónica revenue. At year-end, Multisector revenue accounted for 43.1% of total EMEA revenue, a 320 basis-point year-over-year increase.

EMEA’s reported Adjusted EBITDA was $4.1 million in the fourth quarter, an increase of 49.5%, with a corresponding margin of 7.1%. Excluding extraordinary items and the effects of IFRS16, the Adjusted EBITDA margin would have increased 290 basis points to 7.6%, due to tighter control of indirect costs.

For the year ended December 31, 2019, Adjusted EBITDA was $21.8 million, up 18.3% year-over-year. The 2019 normalized Adjusted EBITDA margin was 230 basis points lower at 5.8%, due to lower profitability in certain programs in the first half of the year and to lower volumes at Telefónica throughout the year.

Cash Flow and Capital Structure

During the fourth quarter, free cash flow was $41.0 million, in line with prior year’s comparable quarter. Positive working capital stemming from the recovery of a certain contract renegotiation and historical positive seasonality in the quarter were partially offset by lower EBITDA due to the aforementioned extraordinary items. Full-year 2019 free cash flow was negative $9.6 million, impacted by extraordinary items related to the transformation plan and the $14.9 million in acquisitions related to the minority stakes that the company did not have in Interfile and RBrasil.

Cash capex totaled 2.0% of fourth quarter revenue, positively impacted by ~$20 million in payment terms renegotiated with suppliers to 2020. For the year, total cash capex was equivalent to 2.4% of 2019 revenue. Adjusting for this carry-over, cash capex as percentage of revenues was 3.6%, in line with provided guidance of 3.5% to 4.5%.

At December 31, 2019, Atento held cash and cash equivalents of $124.7 million, which combined with approximately $95.0 million in available revolving credit facilities, represented total liquidity of approximately $200 million.

Atento's net debt at year-end was $408.0 million, excluding the $187.9 million effect of IFRS16, or $595.9 million under IFRS16. Reported net leverage was 3.9x, or 2.6x when excluding the aforementioned extraordinary items and impairment charge as well as the effect of IFRS16.

Our ratings have been reaffirmed by both Fitch and Moody´s, with the first one maintaining Atento’s Long-term ‘BB’ rated debt with Stable outlook, while the later affirmed its Ba3 rating also with Stable outlook.

Share Repurchase Program

The Company repurchased 1.3 million shares for a total of $3.4 million during the fourth quarter. A total of 4.4 million shares were repurchased during the year, for a total of $11.1 million.

On February 26, 2020, our Board of Directors approved a new share buyback program, pursuant to the program approved by shareholders on February 4, 2020. The program authorized by the Board of Directors is limited to $30 million in up to 12 months, beginning March 2020. We believe the share buyback program approved by the Board of Directors attests management’s confidence in our business prospects moving forward.

Introducing Fiscal 2020 Guidance

Atento forecasts low single-digit revenue growth in 2020, in constant-currency terms. Sales growth is expected to come from the acceleration of the Company’s digital business with Multisector clients, while baseline volumes are expected to continue declining, particularly in the more massive CRM. EBITDA margin is expected to be in the range of 12% to 13%, including the effects of IFRS16. For the year, cash capex is expected to be 4.0% to 4.5% of revenues, above the level presented in the recent years as the company accelerates its digital offering.

Consolidated Revenue Growth (CCY)	low single-digit
EBITDA Margin Range (CCY)	12.0% - 13.0%
Interest Expenses (1)	($35 MM – $40 MM)
Cash Capex (as % of Revenues)	4.0% - 4.5%

Environmental, Social and Governance

Atento has been implementing various environmental-related initiatives. The program has been initiated in Brazil and we expect to roll-out to the other countries we operate. During 2019, we delivered a series of results in Brazil, including (i) 6% reduction in water consumption, (ii) rainwater recycling capabilities in all new sites, (iii) 60,000 common light bulbs replaced by LED, (iv) 7% reduction in energy consumption, (v) 50% of energy deriving from renewable sources, (vi) 70% reduction in paper towel usage by installing hand driers, (vii) 1,000 tree seedlings donated to preserve the Atlantic Forest and (viii) 100% e-waste reutilization/recycling.

We are very proud of our culture to take care of our main asset, our people. In 2019, Atento has been named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. In Spain, we were granted the Top Employer Award for the tenth consecutive year, while in Brazil we were granted this award for sixth consecutive year. Our employee experience includes human values, opportunities and engagement propositions. Our employees represent over 20 nationalities, with 64% being female and 46% from generation Y. Over 60% of the opportunities we have are fulfilled with internal promotions, while the level of engagement of our employees surpasses 80%.

Conference Call

The Company will host a conference call and webcast on Wednesday, March 4, 2019 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-3982 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 493-6780 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, in addition to born-digital ones, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE).  In 2019, Atento has been named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. For more information visit www.atento.com.

Investor Relations Shay Chor + 55 11 3293-5926 shay.chor@atento.com	Investor Relations Fernando Schneider + 55 11 3779-8119 fernando.schneider@atento.com	Media Relations Pablo Sánchez Pérez +34 670031347 pablo.sanchez@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA:

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in the Form 6-K.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):
	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2017	2018	2019	2018	2019

(Loss)/profit for the period	(13.6)	20.5	(80.7)	15.0	(29.6)
Net finance expense	93.5	55.6	57.1	(4.2)	6.9
Income tax expense (a)	12.5	13.4	36.2	4.6	2.0
Depreciation and amortization	104.4	95.2	140.8	23.6	41.4
EBITDA (non-GAAP) (unaudited) (*)	196.9	184.8	153.4	39.0	20.7
Restructuring costs (b)	16.8	-	-	-	-
Other (c)	7.3	-	-	-	-
Total non-recurring items (**)	24.1	-	-	-	-
Adjusted EBITDA (non-GAAP) (unaudited) (*)	221.0	184.8	153.4	39.0	20.7

(*)       For the year ended December 31, 2019, the EBITDA was positively impacted in $58.1 million due to the first application of IFRS16. Excluding IFRS16 impact, the EBITDA was $95.3 million for the year ended December 31, 2019. Depreciation and finance costs were negatively impacted in $49.3 million and $17.5 million, respectively, due to the application of the IFRS16. For the three months ended December 31, 2019, the EBITDA was positively impacted in $17.9 million due to the first application of IFRS16. Excluding IFRS16 impact, the EBITDA was $2.8 million for the three months ended December 31, 2019. Depreciation and finance costs were negatively impacted in $16.9 million and $4.5 million, respectively, due to the application of the IFRS16.

(a)

For the year ended December 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.3 million.

Accordingly, the tax credits for losses carryforward in our financial statements for the year ended December 31, 2019, was negatively affected by $37.3 million.

(**)    We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidate results of operations. Non-recurring items can be summarized as demonstrated below:

(b)       Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)       Other non-recurring items for the year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 we did not have any other non-recurring items.

(***) These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2017	2018	2019	2018	2019

(Loss)/profit for the period	(13.6)	20.5	(80.7)	15.0	(29.6)
Amortization of acquisition related intangible assets (a)	22.4	21.2	20.6	5.1	5.5
Restructuring costs (b) (*)	16.8	-	-	-	-
Change in fair value of financial instruments (c)	(0.2)	-	-	-	-
Net foreign exchange gain/(loss)	23.4	28.8	9.1	(2.3)	8.4
Financial non-recurring (d)	17.7	-	-	-	-
Depreciation non-recurring (e)	2.8	-	-	-	-
Tax effect (f)	(18.2)	(11.3)	27.7	(1.6)	2.2
Other (g) (*)	7.3	-	-	-	-
Total of add-backs	72.0	38.7	57.4	1.2	16.1
Adjusted Earnings (non-GAAP) (unaudited)	58.4	59.1	(23.3)	16.2	(13.5)
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.79	0.80	(0.32)	0.22	(0.19)
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	55.2	57.2	(23.9)	15.7	(13.5)
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (**) (unaudited)	0.75	0.77	(0.32)	0.21	(0.19)

(*)       We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

(a)       Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.

(b)       Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

(c)        Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings.

(d)       Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million. In 2018 and 2019 we did not have any non-recurring financial expenses.

(e)       Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the natural disasters. In 2018 and 2019 we did not have any non-recurring depreciation.

(f)        The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the year ended December 31, 2017, 2018 and 2019, the effective tax rate after moving non-recurring items was 34.5%, 30.5% and 57.4%, respectively. For the three months ended December 31, 2018 and 2019, the effective tax rate after moving non-recurring items was 31.4% and 0.8%, respectively.

For the year ended December 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.3 million.

(g)       Accordingly, the tax credits for losses carryforward in our financial statements for the year ended December 31, 2019, was negatively affected by $37.3 million. Other non-recurring items for the year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 and 2019 we did not have any other non-recurring items.

(**)

Adjusted Earnings per share is calculated based on weighted average number of ordinary shares outstanding of 73,909,056, 73,841,447 and 72,622,844 as of December 31, 2017, 2018 and 2019, respectively. And of 73,841,447 and 69,893,848 for the three months ended December 31, 2018 and 2019, respectively.

(***)

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Financing Arrangements

Net debt with third parties as of December 31, 2017, 2018 and 2019 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2017	2018	2019

Cash and cash equivalents	141.8	133.5	124.7
Debt:
Senior Secured Notes	398.3	400.0	501.9
Brazilian Debentures	21.1	14.7	-
BNDES	50.4	24.0	1.2
Financial Lease Payables (3)	10.5	5.5	194.8
Other Borrowings	6.0	15.5	22.8
Total Debt	486.3	459.8	720.6
Net Debt with third parties (1) (unaudited)	344.5	326.2	595.9
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	221.0	184.8	153.4
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1.6x	1.8x	3.9x

(1)     In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(2)     Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs and other items not related to our core results of operations. Excluding IFRS16, impairment of goodwill and extraordinary items, the Net Debt is $408.0 million and EBITDA LTM is $155.9 million, so leverage was 2.6x.

(3)     Consider the impact in December 31, 2019 of application of IFRS16 (former operating leases not related to short-term or low-value leases are now shown as debt) was $187.9 million and $6.9 million of other financial leases.

(4)     These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Consolidated Statements of Operations for the Three Months Ended December 31, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change excluding FX (%)
	2018	2019

Revenue	421.8	417.2	(1.1)	4.8
Other operating income	4.2	1.9	(55.6)	(55.1)
Other gains and own work capitalized	0.2	3.5	N.M.	N.M.
Operating expenses:
Supplies	(16.6)	(17.1)	3.4	6.0
Employee benefit expenses	(318.9)	(314.3)	(1.4)	4.1
Depreciation (2)	(4.7)	(24.1)	N.M.	N.M.
Amortization	(18.8)	(17.3)	(8.2)	(3.0)
Changes in trade provisions	(0.6)	(0.3)	(46.9)	(43.8)
Impairment charges	-	(30.9)	N.M.	N.M.
Other operating expenses	(51.1)	(39.2)	(23.4)	(19.5)
Total operating expenses	(410.8)	(443.3)	7.9	13.7
Operating profit	15.4	(20.7)	N.M.	N.M.
Finance income (3)	16.7	15.4	(7.4)	31.9
Finance costs (4)	(14.7)	(14.0)	(5.3)	(2.6)
Net foreign exchange gain/(loss)	2.3	(8.4)	N.M.	N.M.
Net finance expense	4.2	(6.9)	N.M.	N.M.
Profit/(loss) before income tax	19.6	(27.6)	N.M.	N.M.
Income tax (expense)/benefit	(4.6)	(2.0)	(55.1)	(45.7)
Profit/(loss) for the period	15.0	(29.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	14.6	(29.6)	N.M.	N.M.
Non-controlling interest	0.5	-	(100.0)	N.M.
Profit/(loss) for the period	15.0	(29.6)	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	39.0	20.7	(46.9)	(41.1)
Adjusted EBITDA (1) (unaudited)	39.0	20.7	(46.9)	(41.1)

(1)

For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2)	Due to the initial application of IFRS16 the depreciation was negatively impacted in $12.8 million for three months ended in December 31, 2019.
(3)

For the three months ended in December 31, 2018 and 2019 there is an impact of $10.6 million and $15.9 million, respectively, due to the application of the IAS 29 - Financial Reporting in Hyperinflationary Economies and related impacts under the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates for Argentina.

(4)	Due to the initial application of IFRS16 the finance costs were negatively impacted in $5.1 million for the three months ended December 31, 2019.
(5)

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Year Ended December 31, 2017, 2018 and 2019

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change Excluding FX (%)	For the year ended December 31,	Change (%)	Change Excluding FX (%)
	2017	2018			2019

Revenue:
Brazil	944.8	877.7	(7.1)	5.9	827.3	(5.7)	2.1
Americas	758.0	708.7	(6.5)	3.5	660.1	(6.9)	2.8
EMEA	223.4	240.9	7.8	2.7	232.8	(3.3)	2.0
Other and eliminations (1)	(5.0)	(9.1)	82.4	83.0	(12.9)	42.5	49.7
Total revenue	1,921.3	1,818.2	(5.4)	4.3	1,707.3	(6.1)	2.1
Operating expenses:
Brazil	(899.2)	(847.6)	(5.7)	7.4	(807.4)	(4.7)	3.2
Americas	(734.6)	(701.4)	(4.5)	6.1	(679.5)	(3.1)	6.6
EMEA	(226.8)	(240.2)	5.9	1.1	(244.1)	1.6	7.5
Other and eliminations (1)	15.0	41.0	N.M.	N.M.	21.4	(47.8)	(42.2)
Total operating expenses	(1,845.7)	(1,748.2)	(5.3)	4.5	(1,709.7)	(2.2)	6.2
Operating profit/(loss):
Brazil	55.5	33.1	(40.3)	(32.2)	21.1	(36.3)	(31.7)
Americas	31.5	21.5	(31.5)	(31.4)	(18.2)	N.M.	N.M.
EMEA	(1.8)	2.5	N.M.	N.M.	1.2	(52.8)	(49.3)
Other and eliminations (1)	7.2	32.3	N.M.	N.M.	8.6	(73.5)	(70.9)
Total operating profit	92.4	89.5	(3.2)	5.9	12.6	(85.9)	(84.5)
Net finance expense:
Brazil	(33.0)	(30.3)	(8.3)	5.2	(46.5)	53.4	66.4
Americas	(13.2)	(5.5)	(58.1)	28.5	(5.6)	1.4	35.8
EMEA	(16.8)	(1.6)	(90.4)	(90.7)	(1.4)	(12.7)	(6.6)
Other and eliminations (1)	(30.4)	(18.1)	(40.3)	(38.7)	(3.6)	(80.2)	(80.0)
Total net finance expense	(93.5)	(55.6)	(40.5)	(25.7)	(57.1)	2.7	10.9
Income tax benefit/(expense):
Brazil	(8.8)	(1.4)	(83.9)	(81.8)	7.4	N.M.	N.M.
Americas	(9.7)	(2.1)	(78.8)	(84.6)	(2.0)	(0.3)	(7.1)
EMEA	5.0	(0.9)	(117.8)	(118.5)	(22.0)	N.M.	N.M.
Other and eliminations (1)(3)	0.9	(9.0)	N.M.	N.M.	(19.6)	116.7	129.0
Total income tax (expense)/benefit	(12.5)	(13.4)	7.0	11.9	(36.2)	N.M.	N.M.
Profit/(loss) for the period:
Brazil	13.7	1.4	(89.7)	(88.5)	(18.0)	N.M.	N.M.
Americas	8.6	13.9	62.5	(53.4)	(25.9)	N.M.	N.M.
EMEA	(13.6)	-	100.2	(100.2)	(22.2)	N.M.	N.M.
Other and eliminations (1)	(22.2)	5.1	(123.0)	(123.1)	(14.6)	N.M.	N.M.
(Loss)/profit for the period	(13.6)	20.5	N.M.	N.M.	(80.7)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	(16.8)	18.5	N.M.	N.M.	(81.3)	N.M.	N.M.
Non-controlling interest	3.2	1.9	(39.6)	(26.5)	0.6	(68.5)	N.M.
Other financial data:
EBITDA (2):
Brazil	112.4	83.5	(25.7)	(15.5)	96.9	16.0	25.2
Americas	69.1	56.2	(18.6)	(14.2)	30.7	(45.3)	(40.5)
EMEA	7.6	12.3	61.8	44.4	17.0	38.5	46.7
Other and eliminations (1)	7.8	32.8	N.M.	N.M.	8.8	(73.1)	(70.4)
Total EBITDA (unaudited)	196.9	184.8	(6.2)	2.2	153.4	(17.0)	(9.9)
Adjusted EBITDA (2):
Brazil	124.7	99.4	(20.3)	(12.0)	111.7	12.4	21.1
Americas	83.5	73.5	(12.0)	(9.7)	32.4	(55.9)	(51.9)
EMEA	14.8	19.5	31.6	36.3	21.8	11.9	18.3
Other and eliminations (1)	(2.0)	(7.6)	N.M.	N.M.	(12.6)	65.5	61.5
Total Adjusted EBITDA (unaudited)	221.0	184.8	(16.4)	(9.2)	153.4	(17.0)	(9.9)

(1)	Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)

For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(3)

For the year ended December 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.3 million.

(4)

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

N.M. means not meaningful

Consolidated Statements of Operations by Segment for the Three Months Ended December 31, 2018 and 2019

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change Excluding FX (%)
	2018	2019

Revenue:
Brazil	213.2	194.8	(8.6)	(1.2)
Americas	150.6	167.0	10.9	15.5
EMEA	59.8	57.4	(4.1)	(1.1)
Other and eliminations (1)	(1.8)	(2.0)	13.8	19.8
Total revenue	421.8	417.2	(1.1)	4.8
Operating expenses:
Brazil	(202.4)	(191.1)	(5.6)	2.1
Americas	(160.6)	(193.8)	20.7	25.1
EMEA	(61.7)	(64.5)	4.6	7.7
Other and eliminations (1)	13.9	6.1	(56.1)	(49.7)
Total operating expenses	(410.8)	(443.3)	7.9	13.7
Operating profit/(loss):
Brazil	11.2	4.5	(59.6)	(56.7)
Americas	(7.7)	(26.4)	N.M.	N.M.
EMEA	(1.2)	(2.8)	136.2	134.7
Other and eliminations (1)	13.1	4.0	(69.7)	(65.1)
Total operating profit	15.4	(20.7)	N.M.	N.M.
Net finance expense:
Brazil	(3.6)	(10.5)	N.M.	N.M.
Americas	12.7	8.9	(30.0)	4.1
EMEA	0.1	(0.6)	N.M.	N.M.
Other and eliminations (1)	(5.0)	(4.7)	(5.5)	(4.5)
Total net finance expense	4.2	(6.9)	N.M.	N.M.
Income tax benefit/(expense):
Brazil	(3.5)	1.3	(138.1)	(140.7)
Americas	2.2	0.7	(67.2)	(72.8)
EMEA	(0.3)	(18.8)	N.M.	N.M.
Other and eliminations (1)(3)	(3.0)	14.7	N.M.	N.M.
Total income tax (expense)/benefit	(4.6)	(2.0)	(55.1)	(45.7)
Profit/(loss) for the period:
Brazil	4.1	(4.7)	N.M.	N.M.
Americas	7.3	(16.7)	N.M.	N.M.
EMEA	(1.4)	(22.3)	N.M.	N.M.
Other and eliminations (1)	5.2	14.0	N.M.	N.M.
(Loss)/profit for the period	15.0	(29.6)	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	14.6	(29.6)	N.M.	N.M.
Non-controlling interest	0.5	-	(100.0)	N.M.
Other financial data:
EBITDA (2):
Brazil	23.9	26.7	11.7	20.2
Americas	1.0	(13.1)	N.M.	N.M.
EMEA	1.1	3.1	N.M.	N.M.
Other and eliminations (1)	13.0	4.0	(68.9)	(64.2)
Total EBITDA (unaudited)	39.0	20.7	(46.9)	(41.1)
Adjusted EBITDA (2):
Brazil	29.5	29.8	0.8	7.9
Americas	6.7	(11.2)	N.M.	N.M.
EMEA	2.8	4.1	42.7	49.5
Other and eliminations (1)	(0.1)	(1.9)	N.M.	56.1
Total Adjusted EBITDA (unaudited)	39.0	20.7	(46.9)	(41.1)

(1)	Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)

For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(3)

For the year ended December 31, 2019, in the context of a global Tax Audit of the periods 2013-2016, Atento Spain, as the representative company of the tax group comprised of the Spanish direct subsidiaries of Atento S.A., signed a tax agreement with the Spanish tax authorities. The criteria adopted by the Tax Administration was in connection with certain aspects, among others, of the deductibility of certain specific intercompany financing and operating expenses originated during the acquisition of Atento Spain, which was different from the tax treatment applied by the Company. As a result of this discrepancy, the amount of the tax credits of the Spanish tax group, together with the corresponding effects in subsequent tax periods, has being reduced in an amount of $37.3 million.

(4)

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

N.M. means not meaningful

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
ASSETS	2018	2019
	(audited)	(unaudited)
NON-CURRENT ASSETS	716,886	775,219

Intangible assets	211,202	160,041
Goodwill	154,989	119,902
Right-of-use assets	-	182,264
Property, plant and equipment	123,940	116,193
Non-current financial assets	95,531	91,538
Trade and other receivables	19,148	22,124
Other non-current financial assets	65,070	54,652
Derivative financial instruments	11,313	14,762
Other taxes receivable	6,061	5,650
Deferred tax assets	125,163	99,631

CURRENT ASSETS	496,467	547,512

Trade and other receivables	342,075	388,308
Trade and other receivables	315,654	359,599
Current income tax receivable	26,421	28,709
Derivative financial instruments	-	8,740
Other taxes receivable	19,975	24,664
Other current financial assets	891	1,094
Cash and cash equivalents	133,526	124,706

TOTAL ASSETS	1,213,353	1,322,731

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2018 and 2019
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
EQUITY AND LIABILITIES	2018	2019
	(audited)	(unaudited)
TOTAL EQUITY	340,092	207,020
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	8,541	-
OWNERS OF THE PARENT COMPANY	331,551	207,020

Share capital	49	49
Reserve for acquisition of non-controlling interest	(23,531)	-
Share premium	615,288	619,461
Treasury shares	(8,178)	(19,224)
Retained losses	(16,325)	(127,070)
Translation differences	(257,122)	(271,036)
Hedge accounting effects	8,404	(8,872)
Stock-based compensation	12,966	13,711

NON-CURRENT LIABILITIES	528,869	774,268

Deferred tax liabilities	30,221	20,378
Debt with third parties	408,426	679,397
Derivative financial instruments	682	11,669
Provisions and contingencies	51,174	48,326
Non-trade payables	14,391	11,744
Option for the acquisition of non-controlling interest	20,830	-
Other taxes payable	3,145	2,754

CURRENT LIABILITIES	344,392	341,443

Debt with third parties	51,342	41,217
Derivative financial instruments	-	8,907
Trade and other payables	274,000	272,548
Trade payables	76,912	71,677
Income tax payables	10,615	12,671
Other taxes payables	78,511	93,765
Other non-trade payables	107,962	94,435
Provisions and contingencies	19,050	18,771
TOTAL EQUITY AND LIABILITIES	1,213,353	1,322,731

These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.

Free Cash Flow

	For the three months ended December 31,		For the year ended December 31,
($ in millions)	2019	2018	2019	2018
	(unaudited) (***)		(unaudited) (***)
Operating Cash Flow (1)	50.5	55.7	125.1	150.4
Cash Capex (2)	(8.3)	(2.8)	(41.1)	(41.2)
Income Tax Paid	2.0	(7.8)	(31.3)	(20.4)
Free Cash Flow before interest and acquisitions	44.2	45.2	52.7	88.8
Acquisitions	0.0	0.0	(14.9)	0.0
Net Financial Expenses (3)	(3.2)	(4.2)	(47.3)	(48.8)
Free Cash Flow (FCF)	41.0	41.0	(9.6)	40.0

(1)     We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.

(2)     Does not consider acquisitions

(3)     Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, settlement of hedging instruments will impact Q1 and Q3 Net Financial Expenses cashflow of each year.

(4)     These preliminary results are unaudited and are based on management's initial review of operations for the fourth quarter and year ended December 31, 2019 and remain subject to the completion of the Company's customary annual closing and review procedures. Final adjustments and other material developments may arise between the date hereof and the filing of the Company's Annual Report on Form 20-F.